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                                                                 EXHIBIT (A)(10)

November 15, 1996                                          Contact: Chris Ahearn
                                                       (704) 633-8250, Ext. 2892

             FOOD LION, INC. COMMENCES ALL-CASH, $26.00 PER SHARE,
                TENDER OFFER FOR KASH N' KARRY FOOD STORES, INC.

    SALISBURY, NC--Food Lion, Inc. (Nasdaq: FDLNA and FDLNB) of Salisbury, North Carolina announced today that, pursuant to its previously announced definitive merger agreement with Kash n' Karry Food Stores, Inc., Food Lion has commenced its previously announced all-cash tender offer (the "Offer") for all of the issued and outstanding common shares of Kash n' Karry at a cash price of $26.00 per share.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date at least a majority of the shares then outstanding on a fully diluted basis. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 13, 1996, unless extended or withdrawn.

    The Information Agent for the Offer is Georgeson & Company Inc.

    As previously indicated, the decision to effect the transaction by means of a first-step tender offer reflects the shared objective of Food Lion and Kash n' Karry of allowing the shareholders, customers and employees of both companies to realize the benefits of the transaction at the earliest possible date. It is contemplated that the merger will be effected without the necessity of a Kash n' Karry stockholder vote if more than 90% of Kash n' Karry's outstanding shares are acquired in the Offer.

    As announced on October 31, 1996, Kash n' Karry's Board of Directors has approved the transaction and recommended approval and adoption of the merger by Kash n' Karry's stockholders. Institutional investors who together own approximately 67.1% of Kash n' Karry's outstanding common stock have committed to support the transaction, have granted proxies and options on their shares in favor of Food Lion, and have agreed to tender their shares in the Offer.

    Consummation of the merger, which is subject to satisfaction of certain conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, is expected to occur later this year or early next year.

    Food Lion and its more than 72,000 employees serve more than nine million customers per week by providing Extra Low Prices and More at more than 1,100 stores in 14 states.